

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via U.S. mail
Mr. Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
Nanchong Shili Industrial Street, Economic and Technology Development Zone
Xiaolong Chunfei Industrial Park
Sichuan, PRC 637005

> **Re: American Nano Silicon Technologies, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 25, 2013**
> **File No. 0-52940**

Dear Mr. Pu:

We have reviewed your filing and note that you have indicated that you furnished Friedman with a copy of the report prior to filing with the SEC, and that the letter requested of them will be filed by amendment when it is received. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K. As of the date of this letter, it appears the letter from Friedman has not yet been filed. Please explain to us the status of this letter and/or file such letter immediately by amendment to the above filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant